

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2015

Via e-mail
Peter Mester
Corporate Counsel
E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, DE 19898

   Re: **The Chemours Company, LLC**
      Form 10-12B
      Filed December 18, 2014
      File No. 001-36794

Dear Mr. Mester:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Your parent DuPont stated in its letter to us dated April 13, 2012 that its subsidiaries sold products, including titanium dioxide, into Iran and Syria. You state on page 53 and elsewhere that you operate in Latin America and EMEA, regions that can be understood to include Cuba and Sudan. Cuba, Iran, Sudan and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not discuss in the Form 10 contacts with Cuba, Iran, Sudan or Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Cuba, Iran, Sudan and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements. You should describe any goods, technology or services you have provided into Cuba, Iran, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Iran, Sudan and Syria or entities they control.

2. Please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria you describe in response to the comments above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

Exhibit 99.1

Information Statement Summary, page 1

3. Please revise your summary to ensure that it is a balanced presentation of your company, including the risks faced by your company, rather than a discussion of only your competitive strengths. In this regard, we note that you do not provide a substantive discussion of the $1.043 billion in potential environmental liabilities that you face, as disclosed on page 69, the extent of the debt that you will be taking on, nor the size of the cash distribution you will be making to DuPont, partially funded by that debt.

Our Strengths, page 2

Strong Cash Flow Generation, page 5

4. It appears that your discussion of your operating cash flows should be tempered with disclosure of the fact that your cash flows have been declining since 2011, including the nine months ended September 30, 2014.

Questions and Answers about the Separation and the Distribution, page 10

What are the reasons for the separation? page 10

5. Please reconcile your statement in the final bullet point under this question that the separation will allow Chemours to attract capital that would be otherwise unavailable with your publicly disclosed intent to target a debt rating of BB for Chemours, which is much lower than DuPont's current debt rating.

Risk Factors, page 19

Risks Related to Our Business, page 19

Changes in government policies and laws and certain geopolitical conditions and activities could … page 20

6. Please revise to provide a more narrowly tailored discussion of the risks posed to your business by your international sales in light of the markets that you are currently active in, as well as risks posed by those in which you are seeking to expand your operations. Where appropriate, please also provide a discussion of the risks that you currently face by virtue of your international properties and operations.

Our reported results could be adversely affected by currency exchange rates and currency devaluation … page 20

7. Please expand your discussion to address the risks you may face if the American dollar weakens, as well as those you face if it strengthens.

We are subject to extensive environmental, health and safety laws and regulations that may result … page 21

8. Please expand your discussion to discuss the specific laws and regulations that materially impact your business and the risks that they pose. For example, we note that on pages 68, F-31 and F-50 you discuss the effects of CERCLA on your company, but you do not provide any discussion of the risks it poses here.

Risks Related to the Separation, page 26

9. Please include a risk factor discussing the impact of the various costs associated with the separation on your company, including the cash distribution to DuPont.

Certain of the contracts to be transferred or assigned to us contain provisions requiring the consent … page 30

10. Please revise to provide greater disclosure regarding the nature of the contracts that are the subject of this risk factor so that your shareholders may have a better understanding of their importance to your business. Please provide similar revisions to your discussion of contracts that you share with DuPont on page 124.

Your percentage of ownership in us may be diluted in the future, page 32

11. You state here that your employees may convert their DuPont stock options, in whole or

in part, to your stock options. Please provide disclosure, where appropriate, addressing the rights of holders of outstanding options in DuPont stock in relation to the distribution and in Chemours stock. If shares of Chemours stock will be issuable upon exercise of currently outstanding options, please disclose the amount of shares so issuable. Please refer to Item 201(a)(2)(i) of Regulation S-K.

The Distribution, page 36

Conditions to the Distribution, page 40

12. You state that certain of the conditions to the distribution may be waived by DuPont under the Separation Agreement. Please revise to indicate which of the conditions may be waived, and what notice will be given if a material condition is waived, amended, or modified, or if the spinoff is abandoned.

Unaudited Pro Forma Combined Financial Statements, page 44

13. We note that you have not completed your pro forma financial information. We remind you that once you have provided complete pro forma financial information, we will need sufficient time to review such information and may have additional comments. We also remind you that you must clearly communicate the nature and amount of each adjustment being made and ensure your disclosures provide sufficient information for a reader to understand how you calculated each adjustment amount. In this regard, it appears that most of your footnotes may need to be significantly expanded. The following, while not an all-inclusive list, should also be addressed:

- Ensure that your footnotes provide sufficient information regarding the terms of the Separation Agreement, Tax Matters Agreement, Employee Matters Agreement and other commercial agreements to support any related pro forma adjustments;

- On page 125 you discuss a Cash True-Up component of the Separation Agreement. Please expand your disclosure to discuss the nature of this component and how it will impact your pro forma financial statements. In this regard, it does not appear that you have provided a pro forma cash adjustment related to this item. Please advise or revise your pro formas accordingly;

- Tell us supplementally and revise your pro formas to explain why the assets and liabilities referred to in footnote (A) as well as the net benefit plan liabilities referred to in footnote (O) were not included in your historical financial statements;

- Please ensure that all adjustments are factually supportable. In this regard, we specifically refer your to the adjustments noted in footnotes (F) and (G);

- Ensure footnote (K) provides sufficient information to understand how the stock options and restricted stock awards reflected in diluted earnings per share were determined; and

- We note that footnote (G) refers to footnote (X) but it does not appear such footnote exists.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

14. Your MD&A contains minimal disclosure on prospective developments and strategies. While you include passing descriptions of management's expectations regarding various topics in the Business portion following MD&A, you do not give a comprehensive indication of management's views regarding the trends and uncertainties that have had or that you reasonably expect will have material impacts on your results of operations. We note, for example, that while prices for titanium dioxide have decreased progressively since the end of fiscal 2012, and you state on page 58 that titanium dioxide price decreases in 2013 were the result of destocking and weak economic growth in the second half of 2012, you do not discuss management's expectations regarding titanium dioxide prices in fiscal 2015. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K and revise your disclosure accordingly.

15. To help a reader better understand your costs, please expand your MD&A to provide a discussion of the significant costs comprising your cost of goods sold, including quantifying the percentage of the total costs attributed to raw materials, energy costs, and any other significant costs. In this regard, we note your risk factor on page 20 which indicates that energy and raw materials may significantly impact your operations from period to period. In your discussion you may also refer the reader to your narrative with respect to raw materials on pages 82, 90, and 94. Refer to Item 303(a)(3)(i) of Regulation S-K.

16. In light of the negative trend in net sales due to declines in selling prices, principally in your titanium technologies and fluoroproducts segments, during the nine months ended September 30, 2014 and the year ended December 31, 2013, please more fully discuss the specific facts and circumstances surrounding the declines in selling prices, any measures you are taking to address such declines, and your expectations regarding future sales trends in your titanium technologies and fluoroproducts segments. Refer to Item 303(a)(3)(ii) of Regulation S-K.

17. We note your risk factor on page 20 related to the fact that due to your international operations, you transact in many foreign currencies and are subject to the effects of changes in foreign currency exchange rates. As such, your reported results could be adversely affected by currency changes and currency devaluation could impair your competitiveness. Please fully expand your discussion of results of operations on a

consolidated and segment basis to separately quantify for each period presented the amount of the change in revenues and expenses that is due to foreign currency translations and address whether any currency devaluations during the periods presented have impacted your competitiveness.

Nine Months Ended September 30, 2014 compared to Nine Months Ended September 30, 2013, page 53

18. You indicate that net sales decreased 6% due in part to a portfolio change involving a customer's election to exercise a buy-out option of a supply contract and related aniline facility at the end of 2013. However, we do not see a discussion of this customer's election as it relates to its impact on your 2013 results. Please advise or revise your disclosures accordingly. Please also clarify whether this customer's election impacted your cost of goods sold and/or your income before income taxes. Finally, address this comment in your discussion of Chemical Solutions on page 60.

Income Taxes, page 55

19. You state that that the reduction in the tax provision during the nine months ended September 30, 2014 from the nine months ended September 30, 2013 was "due primarily to a decrease in earnings." However, it does not appear to us that earnings decreased. Please advise or revise your disclosure as appropriate. Additionally, please more fully describe the tax accounting method change that resulted in the decrease in the effective tax rate in 2014 compared to 2013.

Segment Reviews, page 58

20. You define your segment measure, adjusted EBIT, as income (loss) before taxes excluding non-operating pension and other postretirement employee benefits, exchange gains (losses) and corporate expenses. Please clarify what you mean by "non-operating" and whether this refers to both your pension benefits and your other postretirement employee benefits or just your pension benefits. Address this comment as it relates to your disclosure on page F-34.

Fluoroproducts, page 59

21. Please expand your disclosures to address the underlying reasons for the changes in price and volume for the nine months ended 2014 versus 2013 and 2013 versus 201

Liquidity & Capital Resources, page 61

22. Please revise your disclosure to include a discussion of how the separation will affect your liquidity and capital resources. Please refer to Item 303(a)(1) and Item 303(a)(2)(ii) of Regulation S-K.

23. At the top of page 62 you state that your management expects 2014 purchases of property, plant and equipment to be approximately $570 million. Where appropriate, please include a discussion of your material commitments for capital expenditures at the end of 2014, including the general purpose of these commitments. Please refer to Item 303(a)(2)(i) of Regulation S-K.

24. You indicate that the primary source of your liquidity is cash flows from operations. Please address the fact that there has been a significant negative trend in your cash flows from operations since 2011 which has continued through the nine months ended September 30, 2014.

25. Please address the liquidity implications of (i) your intention to pay dividends in the third quarter of 2015 and (2) the debt you will incur in order to fund the cash dividend to DuPont.

Cash Flows, page 61

26. You indicate that cash provided by operating activities decreased $255 million for the nine months ended September 31, 2014 compared to the same period in 2013 primarily due to increased payments of trade accounts payable for raw materials. Please address why this increase in raw material costs does not appear to have impacted your inventory and/or gross margin.

27. You indicate that cash provided by operating activities decreased $592 million in 2013 compared to 2012 due to lower cash from earnings. It appears that you had material changes in working capital items that should be addressed.

Accounting Estimates, page 63

Valuation of Assets, page 64

28. Please expand your disclosure to address the level at which you evaluate the recoverability of property, plant, and equipment.

Remediation Accrual, page 68

29. You indicate that there is considerable uncertainty with respect to your remediation accrual and that management estimates that the possible liability may range up to 3.5 times the amount accrued at September 30, 2014 and December 31, 2013. Please revise to disclose the dollar amount of this possible liability. Please address this comment as it relates to your disclosures on page F-31.

Pompton Lakes, page 69

30. Your last sentence under this caption states, "Based on existing facts and circumstances, management does not believe that any loss, in excess of amounts accrued, related to remediation activities at any individual site, other than disclosed, will have a material impact on the financial position, liquidity or results of operations of Chemours." Please clarify what this statement relates to. In this regard, we note your discussion of Pompton Lakes refers to "a site" in Pompton Lakes, New Jersey and your disclosure under the Remediation Accrual caption indicates that there is considerable uncertainty and that the possible liability related to your remediation costs may range up to 3.5 times the amount accrued.

Quantitative and Qualitative Disclosures about Market Risk, page 70

31. Please provide the quantitative information regarding your risk exposures required by Item 305(a) of Regulation S-K.

Business, page 71

32. Please provide the segment information called for by Item 101(b) of Regulation S-K, or provide a cross-reference to your financial statements. In this regard, we note that Note 20 to the audited financial statements does not include an indication of segment profits or total assets, as called for by Item 101(b) of Regulation S-K. Please also provide the geographic information called for by Item 101(d) of Regulation S-K.

Fluorochemicals, page 86

33. Please advise as to why the pending European Union antitrust suit is not discussed under Legal Proceedings on page 99. Please refer to Item 103 of Regulation S-K.

Chemours Intellectual Property, page 95

34. Please disclose the duration of your material intellectual property. Please refer to Item 101(c)(iv) of Regulation S-K.

Chemours Production Facilities and Technical Centers, page 96

35. You state on page 97 that certain of your properties are leased. Please indicate which properties. Please see Item 102 of Regulation S-K.

Litigation, page 99

Drinking Water Actions, page 99

36. We note that there has been significant activity with regard to the personal injury claims against DuPont related to exposure to PFOA. With reference to SAB Topic 5Y, please provide a rollforward of the number of claims filed for each period presented, the number of claims dismissed, settled or otherwise resolved for each period and, if applicable, the average settlement amount per claim.

Environmental Proceedings, page 101

Chambers Works Plant, Deepwater, New Jersey, page 101

37. Please address whether you believe the potential settlement will have a material adverse effect on your financial condition, liquidity or results of operations or indicate, if true, that the amount of the potential settlement cannot be reasonably estimated.

Management, page 102

38. Please revise where appropriate to briefly discuss the specific experience, qualifications, attributes or skills of Mr. Vergnano, and the other directors when named, that led to the conclusion that each should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Security Ownership of Directors and Executive Officers, page 120

39. Please disclose the holdings that your named executive officers, and your directors once named, have in your current parent, DuPont. Please refer to Item 403(b) of Regulation S-K.

Our Relationship with DuPont Following the Distribution, page 122

Separation Agreement, page 122

Transfer of Assets and Assumption of Liabilities, page 122

40. You indicate in the fourth bullet that "certain other specified environmental liabilities" will be retained by or transferred to you or one of your subsidiaries. Please confirm that these liabilities relate to the Chemours business or explain the nature and materiality of these liabilities and why they are being transferred.

Release of Claims and Indemnification, page 124

> 41. Where appropriate, please indicate which of the indemnities that you will be providing to DuPont are uncapped, as indicated on page 25 in the risk factors.

Cash True-up, page 125

> 42. Please indicate the target level of cash that you refer to here.

Financial Statements, page F-1

General

> 43. As discussed on page 37, we note that Chemours Company, LLC (Chemours) was organized by DuPont on February 18, 2014 for the purpose of transferring to Chemours assets and liabilities, including any entities holding assets and liabilities, associated with certain of DuPont's Performance Chemicals segment. Please clarify whether Chemours has had any operations to date. If so, please address the need to provide audited financial statements for Chemours in accordance with Article 3 of Regulation S-X.

Combined Statements of Changes in DuPont Company Net Investment, pages F-6

> 44. For each period presented, please provide footnote disclosure that presents an analysis of the "net transfers to DuPont" account by providing, on a gross basis, a listing of transactions between Chemours and DuPont, as well as the average balances due to/from DuPont as required by Question 4 of Topic 1:B:1.

Note 2: Basis of Presentation, pages F-8 and F-40

> 45. For each period an income statement is required, please disclose management's estimate of what expenses would have been on a stand-alone basis, to the extent practicable, as required by Question 2 to SAB Topic 1:B:1.

Note 3: Summary of Significant Accounting Policies, page F-9

Basis of Combination, page F-10

> 46. Please expand your footnote to clarify how you account for your joint ventures.

Environmental Liabilities and Expenditures, page F-12

> 47. You indicate that environmental liabilities and expenditures included in the Combined Financial Statements represent claims for matters that were identified as attributable to Chemours or will be indemnified by Chemours after the separation. Please clarify the

nature and amount of the liabilities and expenses that are not identified as attributable to Chemours but will be indemnified by them. If necessary, explain why Chemours is indemnifying DuPont for liabilities not related to Chemours' operation.

Foreign Currency Translation, page F-14

48. To the extent you have subsidiaries where the local currency is the function currency, such that the assets and liabilities denominated in local currencies have been translated into U.S. dollars, please expand your disclosures to explain why there does not appear to be any translation adjustments recorded as a component of accumulated other comprehensive income (loss) for the periods presented.

Derivatives, page F-15

49. We have the following comments with regard to DuPont's derivative activity:

- Please clarify if DuPont holds derivative instruments specifically for the benefit of Chemours' operations. If so, please clarify why the assets and/or liabilities related to these derivative instruments do not appear to have been recognized in the Combined Balance Sheets;

- Please clarify if any derivative instruments will be attributable to Chemours after the separation. If so, confirm that these instruments will be reflected in your pro forma balance sheet; and

- Expand your disclosure to clarify if these derivative financial instruments are fair value or cash flow hedges. If any of these derivative financial instruments are cash flow hedges, address the appropriate classification of the related gains and losses.

50. We note that you recognize your "allocable share of the gains and losses on DuPont's derivative financial instruments in earnings when the forecasted purchases occur for natural gas hedges and when the forecasted sales occur for foreign currency hedges." If material, please quantify the gains and/ or losses recognized in your financial statements for the periods presented. Otherwise clarify that these gains and losses are not material.

51. If appropriate, please provide disclosures regarding concentrations of credit risk as required by ASC 825-10-50-20.

Note 8: Income Taxes, page F-19

52. We note your disclosure on page 55 that the decrease in the effective tax rate in 2014 was primarily due to a one-time tax benefit recognized in 2014 relating to a tax accounting method change. Please describe to us in greater detail the nature of this one-time tax benefit and tell us where it appears in your rate reconciliation.

53. We note that the "lower effective tax rate on international operations – net" line in your rate reconciliation fluctuated over the past three years. Please explain to us your consideration of providing additional disclosures either in the income tax footnote or MD&A regarding the impact of material component(s) of this reconciling item on your income tax. Such disclosures would have the objective of providing information about the quality of, and potential variability of, your earnings and cash flow, so an investor can ascertain the likelihood that past performance is indicative of future performance. The disclosures may include identifying your material tax jurisdictions along with their corresponding pre-tax earnings, statutory tax rates, effective tax rates, and whether the mix has changed materially in the past or is reasonably like to change in the future.

Note 9: Accounts and Notes Receivable – Trade, Net, page F-23
(b) Baytown Put/Call, page F-23

54. Please tell us and disclose how the transfer of equipment to the third party landlord was accounted for.

Note 27: Commitments and Contingent Liabilities, page F-27

55. Please address the need to provide the disclosures required by ASC 440-10-50-4 with regard to your purchase obligations discussed on page 66.

Note 17: Commitments and Contingent Liabilities, page F-27
(c) Litigation, page F-28

56. You indicate that management does not anticipate that the resolution of your various proceedings will have a materially adverse effect on Chemours' combined financial position or liquidity. However, the ultimate liabilities could be significant to results of operations in the period recognized. Please revise your disclosure to indicate whether it is probable, reasonable possible or remote that the potential resolution of your various proceedings will have a material adverse effect on Chemours combined financial position, liquidity and results of operations.

57. We note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities, you should disclose (a) the estimated additional loss or range of loss, that its reasonably possible, or (b) state that such an estimate cannot be made. Refer to SAB Topic 5Y and ASC 450-20-50-3 and 50-4. Please address this comment as it relates to your general litigation disclosure as well as your specific disclosure for asbestos and PFOA.

Note 19: Geographic Information, page F-34

58. If applicable, please provide the geographic information for revenues and long-lived assets related to individually significant countries as required by ASC 280-10-50-4.

Note 20: Segment Information, page F-34

59. Please disclose total assets and depreciation for each reportable segment as required by ASC 280-10-50-22. Also disclose total expenditures for additions to long-lived assets for each reportable segment as required by ASC 280-10-50-25.

60. If applicable, please provide information about major customers as required by ASC 280-10-50-42.

Note 21: Subsequent Events, page F-36

61. Please expand your disclosures to indicate whether the date through which subsequent events were evaluated is the date the financial statements were issued or the date the financial statements were available to be issued as required by ASC 855-10-50-1.

Interim Financial Statements, page F-37

Combined Balance Sheets, page F-38

62. Please reflect the intended cash dividend to DuPont on a pro forma basis alongside your most recent historical balance sheet as provided by SAB Topic 1:B:3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202)551-3865 or Jeanne Baker at (202)551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: Brandon Van Dyke (*via e-mail*)
Skadden, Arps, Slate, Meagher & Flom LLP